Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

Three Months Ended
September 30, 2010

Income available to common stockholders	$1,335

Weighted average shares outstanding	67,219

Basic earnings per share	$0.02

Income for diluted earnings per share	$1,335

Total weighted average common shares and equivalents outstanding for diluted computation	67,219

Diluted earnings per share	$0.02